Trete Capital Markets, LLC
Report Pursuant to Rule 17a-5 (d)

Financial Statement

For the year ended December 31, 2025

This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70701

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Trete Capital Markets, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 S. Main St
(No. and Street)

Coalville	Utah	84017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Celeste Griffin-Churchill	(917) 848-4713	celeste@trete.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe, LLP
(Name – if individual, state last, first, and middle name)

485 Lexington Ave, Floor 11	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

09/24/2003	173
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Celeste Griffin-Churchill _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Trete Capital Markets, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Trete Capital Markets, LLC
Coalville, Utah

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Trete Capital Markets, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2025.

New York, New York
March 31, 2026

Trete Capital Markets, LLC
Statement of Financial Condition
As of December 31, 2025

Assets

Cash	$	98,137
Prepaid Expenses		6,194
Equipment, net of accumulated depreciation		5,583
Total Assets		**109,914**

Liabilities and Member's Equity

Liabilities		
Accounts payable		30,916
Accrued Liabilities		30,554
Total Liabilities		**61,470**
Member's Equity		
Member's Equity		48,444
Total Liabilities and Member's Equity	$	**109,914**

See accompanying notes to financial statement

Note 1 – Organization and Nature of Business

Trete Capital Markets, LLC (the "Company") was formed as a Texas limited liability company on October 13, 2020, under the original name Way Maker Real Estate Partners, LLC. The name was formally changed to Trete Capital Markets, LLC effective May 16, 2025.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was approved to commence operations as a broker-dealer on May 2, 2024. The Company is registered to operate an alternative trading system ("ATS") to facilitate secondary trading of unregistered private securities.

On May 9, 2025, Trete, Inc. ("Parent") acquired 100% of the outstanding membership interests of the Company. As a result, Parent became the sole equity owner of the Company. The purchase consideration for the transaction was paid directly by Parent to the former members and did not involve the Company.

The Company elected not to apply pushdown accounting in accordance with Accounting Standards Codification ("ASC") 805-50. As a result, the accompanying financial statements continue to reflect the historical carrying values of the Company's assets and liabilities, and no new basis of accounting has been established.

During the year ended December 31, 2025, Parent made capital contributions to the Company to fund operating activities. Such contributions are reflected as increases to member's equity.

Note 2 – Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, as established by the Financial Accounting Standards Board ("FASB"), and issued in the FASB Accounting Standards Codification ("The Codification"), utilizing the accrual-basis method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Significant Accounting Policies (continued)

Cash

The Company maintains its cash balance at a single financial institution. The cash balance may, at times, exceed amounts insured by the Federal Deposit Insurance Corporation.

Leases

The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term. The Company has one short-term lease.

Segment Reporting

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The Chief Executive Officer ("CEO") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The CEO is the executive committee comprised of the chief executive officer. The net income/loss is used by the CEO to evaluate the results of the business to manage the company. Additionally, the CEO uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CEO manages the business activities using information of the Company as a whole. The nature of business and accounting policies of the brokerage services segment are the same as described in the organization and summary of significant accounting policies notes.

Income Taxes

The Company is a Limited Liability Company which is wholly owned by its members who are taxpayers and, accordingly, the Company is a "disregarded entity" for tax purposes. No provision for income taxes is provided in the Company's financial statements as the Parent does not allocate income taxes to the Company.

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial

Note 2 – Significant Accounting Policies (continued)

statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Note 3 – Fair Value

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

- Level1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
- Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
- Level 3: Significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts. Cash is considered Level 1.

Note 4 – Related Party Transactions

The Company's Parent allocates certain shared overhead expenses to the Company, including software, finance, legal, and human resources costs.

The Parent waived the obligation of the Company to reimburse the expenses during the current year, resulting in capital contribution recorded within Statement of Changes in Member's Equity as a non-cash capital contribution.

Note 5– Commitments, Contingencies or Guarantees

The Company has no commitments, no contingent liabilities, and has issued no guarantees that might result in a loss or future obligations. Contingencies could arise in the normal course of business, and the Company could be subject to lawsuits or arbitrations related to its activities. The Company seeks to minimize any risks associated with its activities and the activities of any licensed representatives

Note 5 – Commitments, Contingencies or Guarantees (continued)

through policies, procedures, and supervision. While the Company has exposure to risks in its normal course of business, there are no material unrecorded or undisclosed commitments or contingencies, and the Company is not involved in or aware of any pending litigation or arbitration as of December 31, 2025.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $36,667 which was $31,667 in excess of its required net capital of $5,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k) of the Rule, as it does not carry customer accounts and does not hold customer funds or securities.

Note 7 – Leases

The Company leases office space under a short-term arrangement with a term of 12 months or less, which is accounted for as an operating lease.

Note 8 - Continuing Operations

As an SEC-registered and FINRA member broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum net capital on a daily basis. For the year ended December 31, 2025, the Company incurred a net loss. The Parent has committed to provide ongoing financial support, including non-cash capital contributions, for at least twelve months from the date these financial statements are issued. Management expects such support to be sufficient to fund the Company's operations, meet its ongoing obligations, and maintain compliance with the SEC's Uniform Net Capital Rule.

Note 9 - Subsequent Events

The Company has evaluated subsequent events for recognition and disclosure through March 31, 2026, which is the date the financial statements were available to be issued.